PROSPECTUS

                         CAPITAL PACIFIC HOLDINGS, INC.

                                790,000 WARRANTS

                         790,000 SHARES OF COMMON STOCK
                     ISSUABLE UPON EXERCISE OF THE WARRANTS
                            ------------------------

This Prospectus relates to the following securities of Capital Pacific Holdings, Inc. (the "Company"): 790,000 outstanding transferable Warrants (the "Warrants") and 790,000 shares of Common Stock, par value $.10 per share (the "Common Stock"), issuable upon exercise of the Warrants. The Warrants are being offered pursuant to this Prospectus, from time to time, by or for the account of the holders of the Warrants (the "Selling Security Holders"). See "Selling Security Holders." The Common Stock is being offered by the Company upon exercise of the Warrants. See "Description of Securities." The proceeds from the exercise of the Warrants, if any, will be received by the Company. The Company will not receive any proceeds from the sales of the Warrants by the Selling Security Holders. See "Use of Proceeds."

     Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $3.30, subject to adjustment in certain circumstances. The Warrants are exercisable and transferable at any time after November 14, 1995. The Warrants expire on May 1, 2002. See "Description of Warrants."

     The Selling Security Holders have advised the Company that sales of the Warrants may be made from time to time by or for the account of the Selling Security Holders in ordinary transactions to or through one or more brokers or dealers or on the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. In connection with such sales, the Selling Security Holders and any brokers participating in such sales may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. There can be no assurance that any of the Warrants will be sold by the Selling Security Holders. See "Plan of Distribution."

     The Company has agreed to bear all expenses (other than selling expenses) in connection with the registration of the securities hereby and to indemnify the Selling Security Holders against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."

     The Company's Common Stock is currently traded on the American Stock Exchange ("AMEX") under the symbol "CPH". The reported closing price of the Common Stock on the AMEX on February 14, 1996 was $4.00 per share.

SEE "RISK FACTORS" ON PAGES 3 THROUGH 7 FOR CERTAIN INVESTMENT CONSIDERATIONS
     RELATING TO THE SECURITIES OFFERED HEREBY. THESE SECURITIES HAVE NOT
         BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
          COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.
                           ------------------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 28, 1996.

                             AVAILABLE INFORMATION

     The Company's principal executive offices are located at 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660, telephone (714) 622-8400. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Copies of such reports and other information filed by the Company can be obtained, at prescribed rates, from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports and other information can be inspected and copied at the Public Reference Section referred to above and at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601; and 14th Floor, 75 Park Place, New York, New York 10007. Certain securities of the Company are listed on the AMEX, and reports and other information concerning the Company can be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have heretofore been filed by the Company with the SEC pursuant to the Exchange Act, are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

     1. Annual Report on Form 10-K, as amended, for the fiscal year ending February 28, 1995;

     2. Quarterly Reports on Form 10-Q, as amended, for the fiscal quarters ending May 31, 1995, August 31, 1995 and November 30, 1995;

     3. Current Report on Form 8-K dated November 30, 1994;

     4. The description of the Company's Common Stock contained in the registration statement (Registration No. 33-14016) filed by the Company to register such securities under the Exchange Act, including all amendments and reports filed for the purpose of updating such description; and

     5. All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Anthony M. Laughlin, Chief Financial Officer, Capital Pacific Holdings, Inc., 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660, telephone (714) 622-8400.

                              SELECTED INFORMATION

     The following material, which is presented herein solely to furnish limited introductory information regarding the Company, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated herein by reference or included elsewhere in this Prospectus, is qualified in its entirety by reference thereto and, therefore, should be read together therewith.

                                  RISK FACTORS

     Prospective investors should review the entire Prospectus and the information incorporated herein by reference and carefully consider, among other factors, the following considerations.

REAL ESTATE, ECONOMIC AND CERTAIN OTHER CONDITIONS

     The Company is a single-family homebuilder that is significantly affected by real estate market conditions where its development projects are located and in areas where its potential customers reside. The residential homebuilding industry is cyclical and highly sensitive to changes in general national and regional economic conditions, such as levels of employment, consumer confidence and income, availability to homebuilders of financing for acquisitions, development and construction, availability of financing to homebuyers for permanent mortgages, interest rate levels and the demand for housing. Sales of new homes are also affected by the condition of the resale market for used homes, including foreclosed homes. Housing demand is particularly sensitive to changes in interest rates. If mortgage interest rates increase significantly, affecting prospective buyers' ability to obtain affordable financing for their home purchase, the Company's sales and operating results may be adversely affected.

     The residential homebuilding industry has, from time to time, experienced fluctuating lumber prices and supply levels and serious shortages of labor and materials, including shortages of insulation, drywall, certain carpentry work and cement. Delays in construction of homes due to these shortages could have an adverse effect upon the Company's homebuilding operations. Historically, the Company has experienced shortages of material and labor, including as the result of labor strikes, but such strikes and other shortages have not adversely affected the Company's ability to deliver homes on a timely schedule. However, this may not be true with respect to any future shortages of material or labor.

     Several of the Company's projects are in master-planned developments. In these projects, the Company attempts to minimize its development costs and entitlement risks where possible by relying upon the master-plan developer for substantially all of the necessary infrastructure development (such as roads and utilities) and sometimes common facilities (such as parks, pools and other recreation facilities) outside the confines of the Company's project. Although this approach results in a substantial reduction in the capital investment required of the Company in a project, the Company may experience difficulty in obtaining permits or approvals from governmental authorities or in marketing homes in a project in the event the master-plan developer fails to complete the required facilities on a timely basis. The master-plan developer's performance of its obligations in this respect are generally bonded, but failure by the developer to perform may result in a specific increase in costs and/or difficulty or delays in marketing finished homes in the affected project.

CALIFORNIA RISKS

     While the Company recently has diversified its operations into the metropolitan areas of Las Vegas, Nevada, Austin, Texas and to a limited extent Phoenix, Arizona, the Company currently conducts approximately 50% of its business (on an annual revenue basis) and generates an even greater proportion of its profits in Southern California and may continue to conduct a substantial portion of its future homebuilding activities in that region. A weak economy in Southern California would have a material adverse effect on the Company. The recent Orange County bankruptcy and the bankruptcies of other businesses affecting suppliers and subcontractors have not had a material adverse effect on the Company's operations but other similar occurrences may have such an effect in the future.

     The markets in Southern California in which the Company operates present certain risks of natural disasters. To the extent that earthquakes, heavy rain, droughts, wildfires or other natural disasters or similar events occur, the homebuilding industry in general, and the Company's business in particular, may be adversely affected. Weather conditions, including recent flooding in California, have periodically delayed construction resulting in some adverse effect on delivery schedules.

     The risks of construction defect and other homeowner litigation is also particularly concentrated in California. See "Litigation."

NEVADA RISKS

     Las Vegas is located in a desert environment and the continued availability of property for development is dependent on the continued availability of an adequate water supply. For a short period beginning in 1991, the Las Vegas Valley Water District imposed a moratorium on the issuance of new water commitments to correct a then projected over-allocation of water commitments. The moratorium was lifted in 1992 and, based on current population growth forecasts and assuming completion of a new water distribution system, the Water District estimates that the Las Vegas community's total supply of water for new commitments will not be exhausted prior to the year 2030.

     Until recently, the gaming industry was principally limited to the Nevada and New Jersey markets. In an effort to raise revenues without increasing taxes however, a number of states have recently legalized casino gaming and other forms of gaming. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Nevada, the result of which may be fewer jobs in the gaming industry in Nevada. Legalization of casino gaming in California would have a particularly adverse impact on the gaming market in Nevada. Given the reliance of the Nevada economy in general, and the Las Vegas economy in particular, on gaming, a material adverse change for the Nevada gaming industry may have a material adverse effect on the Company's Nevada operations.

     The Las Vegas population has undergone significant growth in recent years. While the population growth has had a positive impact on the demand for housing, there has been a corresponding increase in the demand for infrastructure to support the increased population and housing. If developers and public authorities are unable to timely satisfy the growth in demand for services, additional development may be limited, which may have an adverse effect on the homebuilding business.

RECENT OPERATING RESULTS AND CHANGE IN BUSINESS STRATEGY

     The Company had significant operating losses during the fiscal years ending February 28, 1991, 1992 and 1993, which included the 22 month period of RTC control (November 1990 to August 1992). During much of the period of RTC control, the Company did not acquire land or options for land for new projects. The Company was profitable during the fiscal years ending February 28, 1994 and 1995, but it did incur losses during the first two quarters of the fiscal year ending February 28, 1994 and during the third quarter of the fiscal year ending February 28, 1995. The Company also experienced losses in the first two quarters of the fiscal year ending February 29, 1996.

     Since the August 1992 Acquisition, the Company changed its strategy and has focused on: (i) recommencing California building operations; (ii) diversifying its geographic markets to include areas outside of Southern California; (iii) diversifying its product offerings from the Company's previous concentration on the high end of the housing market to include also entry level and first time move-up as well as high end homes in order to appeal to a broader customer base;
(iv) improving and broadening its capital base and sources of financial liquidity, in particular through the Bond Offering; (v) controlling costs while increasing operational efficiency; and (vi) reducing land and inventory risk by avoiding speculative building, constraining project sizes, avoiding entitlement risks and acquiring land where possible through the use of options, development agreements and joint ventures. While the Company believes that it has made significant progress toward implementing these strategies, there can be no assurance that the Company will continue to be successful in implementing its strategies or that such strategies, once implemented, will be successful.

LEVERAGE AND ABILITY TO SERVICE DEBT

     The Company has and will continue to have significant indebtedness. The ability of the Company to meet its debt service obligations will be dependent upon the future performance of the Company, which in turn will be subject to general economic and financial conditions, including interest rates and other factors directly affecting the homebuilding sector as well as economic conditions in markets in which the Company's prospective homebuyers reside, competition and other factors, including many factors beyond the Company's control. The level of the Company's indebtedness could restrict its flexibility in responding to changing business and economic conditions. The Company's principal sources of liquidity are the proceeds of the Bond Offering, cash flow from operations and additional financing permitted by the terms of the Indenture. The Company believes that these sources of liquidity will be sufficient to cover its debt service requirements in the near term. However, if the Company is at any time unable to generate sufficient liquidity to service its debt, it may be required to seek refinancing for all or a portion of that debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company.

     The terms of the Indenture, and the various lines of credit and certain joint venture agreements of the Company impose restrictions on the Company's operations and require the Company to achieve and maintain certain financial ratios and satisfy other covenants. Such restrictions and covenants include, among other things, limitations on the ability of the Company to incur additional indebtedness, requirements to maintain certain levels of net worth and to observe other covenants, and limitations on the ability of the Company to pay dividends or make other distributions, and to enter into mergers and certain other transactions. Obligations under the lines of credit of the Company are secured by liens on a substantial portion of the completed and under construction homes and lots held by the Company and certain subsidiaries.

     The Company's homebuilding operations are dependent on the availability of cost of construction and development financing and may be adversely affected by any shortage or increased cost of such financing. The availability and cost of financing may also be affected by, among other factors, the net worth of the Company and the amount the Company can invest in a given project. If the Company is at any time unsuccessful in obtaining capital and/or financing to fund its planned project expenditures, its projects at that time may be significantly delayed. Any such delay could result in cost increases and adversely affect the Company's future results of operations and cash flows and profits. Moreover, any financing that is available may be more difficult and costly to obtain than that which has been available in the past because the traditional lending market has changed in that many traditional sources of capital (including many savings and loan institutions, banks and insurance companies) are no longer in the market and many of those that remain are operating under new, more restrictive, lending rules.

LAND ACQUISITION AND HOUSING INVENTORIES

     Excess landholdings can have a negative impact on earnings and liquidity due to the payment of required carrying charges such as interest and real property taxes. Market conditions may adversely affect the value of land owned by the Company, resulting in lower margins or charges against earnings. The Company attempts to reduce these risks through constraining project size and acquiring lots and land where possible through the use of options, development agreements and joint ventures, thereby enabling the Company to control lots with a smaller capital investment and to reduce land holding periods. However, there can be no assurance that such efforts will be successful. In those instances in which the Company acquires land without the necessary entitlements to build, it encounters the additional risk that such entitlements will not be obtained. In addition to land risk, the risk of holding completed housing inventory is substantial for homebuilders due to the high inventory carrying costs. The market value of housing inventories can change significantly over the life of a project, reflecting shifting market conditions, and such changes can result in material losses to the Company.

VARIABILITY OF RESULTS

     The Company historically has experienced, and in the future expects to continue to experience, variability in its unit sales and revenues on a quarterly basis. Factors expected to contribute to this variability include, among others: (i) the timing of home closings; (ii) the Company's ability to continue to acquire land and options thereon on acceptable terms; (iii) the timing of receipt of regulatory approvals for the construction of homes; (iv) the condition of the real estate market and general economic conditions in its markets, especially in Southern California and metropolitan Las Vegas which on a combined basis generate over 90% of the Company's profits; (v) the cyclical nature of the homebuilding industry; (vi) prevailing interest rates and the availability of mortgage financing; and (vii) the cost and availability of materials and labor. The Company was able to purchase several of its California land holdings from distressed entities for a substantial discount from the seller's book value. The availability of such properties is decreasing as the economic downturn in California diminishes. The Company expects its financial results to vary from project to project and from quarter to quarter.

COMPETITION

     The residential homebuilding industry is now one of the most highly competitive industries in the United States, with homebuilders competing for desirable properties, financing, raw materials, skilled labor and home purchasers. The Company currently competes with a large number of homebuilding companies in its markets, as well as with resales of existing residential housing by individuals, financial institutions and government agencies. Some of these homebuilders are larger than the Company and have greater financial resources which can provide such homebuilders with more advantageous opportunities and an overall competitive advantage. Additionally, several other large homebuilders have begun, or announced their intention to begin, operations in the Company's Southern California and metropolitan Las Vegas markets. Many homebuilders have also begun to refocus their efforts towards the entry level market. These and other competitive influences have a collective effect of reducing the profit margins of the homebuilding business.

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company and its competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction, sales, marketing, financing and other matters, including local regulation that imposes restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Governmental agencies have broad discretion in administering such requirements. The Company may also be subject to periodic delays in its homebuilding projects due to building moratoria in the areas in which it operates or other changes in regulatory requirements.

     The Company and its competitors are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws that apply to any given homebuilding site may vary according to the site's location, the site's environmental conditions and the present and former uses of the site and adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, and may prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas.

LITIGATION

     The construction and sale of new residential housing is generating an increased level of litigation relating to construction defects and related matters. The Company has historically and continues to experience litigation relating to the construction and sale of homes, primarily with respect to homes constructed in Southern California prior to the August 1992 Acquisition of the Company from the RTC. In a recent example of such litigation, during the fiscal year ending February 28, 1995, the Company settled for $2.3 million a case relating to a project in San Diego which alleged misleading sales practices by previous management and other representatives of the Company in 1989 and 1990, prior to the August 1992 Acquisition from the RTC. This settlement resulted in a loss for the third quarter of the fiscal year ending February 28, 1995. While historically the Company's financial exposure to homeowner litigation has been substantially mitigated by insurance, the number of insurers offering coverage for certain types of risk is decreasing, and certain significant coverages are becoming unavailable or only available with substantial self-insured retentions or on uneconomic terms.

DEPENDENCE ON SENIOR MANAGEMENT

     Hadi Makarechian, who has served as Chairman of the Board and Chief Executive Officer ("CEO") of the Company since August 1992 and March 1993, respectively, has announced his intention to step down as CEO no earlier than March 1996, effective on the effective date an acting CEO is named by the Board of Directors. Mr. Makarechian will remain as Chairman of the Board. Dale Dowers, currently President and Chief Operating Officer of the Company, is expected to be named as acting CEO at the Company's next Board of Directors meeting. The Board of Directors will at that meeting also consider the process for naming a permanent replacement CEO.

     Historically, the Company's future performance has depended to a significant extent upon the efforts and abilities of certain members of senior management, in particular those of Messrs. Makarechian and Dowers. While the Company has attempted to minimize this risk in recent years by (i) creating divisional management teams with substantial discretion and decision-making authority in California, Nevada, Texas and Arizona, and (ii) improving and diversifying its reporting and accounting procedures under the supervision of Anthony M. Laughlin and James H. Cederquist, the Company's new Chief Financial Officer and Treasurer, respectively, the loss of the benefit of the services of one or more of its senior management could have a material adverse effect on the Company. The Company does not have employment contracts with any of its senior executives.

CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO SELL OR EXERCISE WARRANTS

     Holders of the Warrants will have the right to sell or exercise the Warrants only if a current prospectus relating to the Warrants and/or the shares underlying the Warrants is then in effect and only if such shares and/or Warrants are qualified for sale or exempt under applicable state securities laws of the states in which the various holders of the Warrants reside. There can be no assurance that the Company will be able to keep this Prospectus or any prospectus covering such shares current, although the Company will use its best efforts to do so. The Warrants may be deprived of any value if a current prospectus covering the Warrants and/or the shares issuable upon exercise thereof is not kept effective or if such shares are not registered or exempt in the states in which holders of the Warrants reside.

                                  THE COMPANY
GENERAL

     The Company was originally organized in 1975 as J.M. Peters Company, Inc., and was reincorporated as a Delaware corporation in 1993. Effective August 1, 1995, the Company changed its name to Capital Pacific Holdings, Inc. and changed its trading symbol on the AMEX to "CPH". The Company's executive offices are located at 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660, telephone (714) 622-8400.

     The Company is a single-family homebuilder with operations originally solely in Southern California, principally in Orange, Los Angeles, Riverside and San Diego counties. More recently, the Company's operations have expanded to metropolitan Las Vegas, Nevada; metropolitan Phoenix, Arizona; and metropolitan Austin, Texas. The Company builds and sells homes targeted to both entry level and move-up buyers.

     Since their respective dates of organization, the Company and its subsidiaries (in the case of acquired subsidiaries both before and after acquisition by the Company) have built and sold over 16,000 homes in various markets, the majority by the parent Company in Southern California. During the fiscal year ending February 28, 1995, the Company and its subsidiaries closed 824 home sales. During the first three quarters of the fiscal year ending February 29, 1996, the Company closed 705 home sales. This amount includes 62 homes closed in unconsolidated joint ventures.

CHRONOLOGICAL OVERVIEW OF THE COMPANY FROM 1992 TO THE PRESENT

     In August 1992, Capital Pacific Homes, Inc., a Delaware corporation that was founded by Hadi Makarechian, currently Chairman of the Board and Chief Executive Officer of the Company, and Dale

Dowers, currently President and Chief Operating Officer of the Company, acquired control and certain secured indebtedness of the Company, then known as J.M. Peters Company, Inc. ("JMP"), in a $47.25 million purchase (the "August 1992 Acquisition") from the Resolution Trust Corporation (the "RTC"). At the time of the August 1992 Acquisition, JMP had a management team in place and almost 2,000 lots in California. The August 1992 Acquisition (and JMP's results of operations for the first six months of the fiscal year ending February 28, 1993) allowed JMP to significantly improve its balance sheet through reduction of debt, sale of excess property and writedowns of land inventory. Prior to the August 1992 Acquisition, JMP had already taken significant writedowns to its land inventory.

     Following the August 1992 Acquisition, the Company recommenced construction activities, principally through joint ventures entered into at the time of the August 1992 Acquisition with advisors to the California Public Employee Retirement System (CalPERS). In August and September of 1993, the Company acquired Durable Homes, Inc. ("Durable") and formed J.M. Peters Nevada, Inc. as part of the two-pronged move into the Nevada market. Of the 16,000 homes built and sold by the Company and its subsidiaries since 1975, nearly 7,000 were built and sold by Durable both before and after its acquisition by the Company. Durable was acquired by the Company as a wholly owned subsidiary and it operates principally in metropolitan Las Vegas but also in Laughlin, Nevada. Durable's activities are focused on the entry-level and first time move-up markets. J.M. Peters Nevada, Inc., also a wholly-owned subsidiary of the Company, operates in metropolitan Las Vegas, Nevada and focuses on the move-up market. As a result of these and other activities, the Company achieved home closings totalling 644 homes in the fiscal year ending February 28, 1994.

     In May, 1994, the Company issued in a private offering (the "Bond Offering") units consisting of Notes in the aggregate principal amount of $100,000,000 (the "Old Notes") and the Warrants. The net proceeds of the Bond Offering, approximately $96 million, were utilized for project acquisitions, construction of homes, refinancings of existing indebtedness and general corporate purposes. In November 1994, holders of the Old Notes exchanged them for fully registered Notes (the "New Notes") in the same principal amount pursuant to an exchange offer under the Act. The New Notes were issued under an Indenture, dated as of May 13, 1994, between the Company, certain of its subsidiaries as guarantors, and the United States Trust Company of New York as trustee (the "Indenture").

     In September of 1994, the Company purchased 100% of the outstanding capital stock of Clark Wilson Homes, Inc. ("Clark Wilson"), a Texas corporation formed in 1992 with homebuilding operations principally in metropolitan Austin, Texas. Of the 16,000 homes bought and sold by the Company and its subsidiaries since 1975, nearly 700 are attributable to the operations of Clark Wilson since its inception in 1992.

     Also in late 1994, the Company established J.M. Peters Arizona, Inc., as a new wholly-owned subsidiary in Phoenix, Arizona. This subsidiary has now commenced homebuilding operations in metropolitan Phoenix.

     Following the Bond Offering, the Company and certain of its subsidiaries arranged bank recourse and non-recourse acquisition and development and construction loan facilities with aggregate total limits of approximately $111 million. The availability of those facilities is limited by covenants in the Indenture and in the agreements governing the various bank facilities.

     Finally, Capital Pacific Homes, Inc. was merged into the Company effective as of December 30, 1994. Effective August 1, 1995, the Company changed its name to Capital Pacific Holdings, Inc. and changed its trading symbol on the AMEX to "CPH". The merger had the effect of consolidating management, operations and the public image of the Company and satisfied a requirement of the Indenture.

                           DESCRIPTION OF SECURITIES

DESCRIPTION OF THE WARRANTS

     The Warrants were issued in certificated form (the "Warrant Certificates") pursuant to the terms and conditions of a Warrant Agreement dated May 13, 1994 entered into at the time of the Bond Offering (the "Warrant Agreement"), between the Company and United States Trust Company of New York, as the Warrant Agent (the "Warrant Agent"). The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement. A copy of the Warrant Agreement, which is incorporated in its entirety herein by reference, is available upon request from the Company.

Issuance of Common Stock Upon Exercise of Warrants

     Each Warrant entitles the holder thereof (referred to in this subsection as the "Warrant Holder") to purchase one share of Common Stock from the Company at a price (the "Exercise Price") of $3.30 per share, subject to anti-dilution and certain other adjustments as provided in the Warrant Agreement. The Warrants may be exercised at any time after November 14, 1995 and prior to the close of business on May 1, 2002. Warrants that are not exercised by such date will expire.

     In order to exercise all or any of the Warrants represented by a Warrant Certificate, the Warrant Holder is required to surrender to the Warrant Agent the Warrant Certificate, a duly executed copy of the subscription form set forth in the Warrant Certificate, and payment in full of the Exercise Price for each share of Common Stock, which payment may be made in cash or by certified or official bank or bank cashier's check payable to the order of the Company. Upon the exercise of any Warrants in accordance with the Warrant Agreement, the Warrant Agent will cause the Company to transfer promptly to or upon the written order of the Warrant Holder appropriate evidence of ownership of any shares of Common Stock registered or otherwise placed in such name or names as the holder may direct in writing, and will deliver such evidence of ownership to the person or persons entitled to receive the same and fractional shares, if any, or an amount in cash, in lieu of any fractional shares, if any.

Dilution

     The aggregate number of shares of Common Stock issuable upon exercise of the Warrants is currently equal to approximately 5.0% of the outstanding shares of Common Stock, on a fully diluted basis. The Warrants are subject to adjustment under the anti-dilution provisions of the Warrant Agreement in certain circumstances. Reference should be made to the detailed provisions of the Warrant Agreement for a full description of the terms governing the dilution of the Warrants.

Unexercised Warrants

     The holders of unexercised Warrants are not entitled, as such, to receive dividends or other distributions, receive notice of or vote at any meeting of the stockholders, consent to any action of the stockholders, receive notice of any other proceedings of the Company, or to any other rights as stockholders of the Company.

DESCRIPTION OF THE COMMON STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.10 per share. At September 20, 1995, there were 14,995,000 shares of Common Stock outstanding held of record by approximately 140 stockholders.

     The holders of the Company's Common Stock are entitled to one vote per share, to receive such dividends as legally may be declared by the Board of Directors and to receive pro rata the net assets of the Company upon liquidation. There are no cumulative voting, preemptive, conversion or redemption rights applicable to the Common Stock. Stockholders casting a majority of votes in the election of directors will be entitled to elect all of the directors. In such event, the holders of the remaining shares of Common Stock will not be able to elect any person as a director.

                                USE OF PROCEEDS

     The Company will receive none of the proceeds from the sale of the Warrants, which are being sold by the Selling Security Holders. Any proceeds from the exercise of the Warrants, to the extent that the Warrants are exercised, will be utilized by the Company for general corporate purposes.

                              PLAN OF DISTRIBUTION

     The Warrants may be sold from time to time to purchasers directly by any of the Selling Security Holders, or, alternatively, any of the Selling Security Holders may from time to time offer the Warrants through dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or purchasers of the Warrants for whom they may act as agent. Sales will be made at prices and on terms then prevailing or at prices related to the current market price, or in negotiated transactions. A Selling Security Holder that sells such Warrants pursuant to the Registration Statement of which this Prospectus is a part will be required to deliver such Prospectus to purchasers and will be subject to certain of the civil liability provisions under the Act in connection with such sales and will be bound by the provisions of the Warrant Registration Rights Agreement that are applicable to such Selling Security Holder (including certain indemnification obligations). A copy of the Warrant Registration Rights Agreement, which is incorporated in its entirety herein by reference, is available upon request from the Company. There can be no assurance that any of the Warrants will be sold by the Selling Security Holders.

     Pursuant to the Warrant Registration Rights Agreement, the Company will pay substantially all of the expenses incident to registration of the Warrants and of the Common Stock issuable upon exercise of the Warrants, other than transfer taxes, if any, and commissions and discounts of dealers and agents.

                            SELLING SECURITY HOLDERS

     The following table lists the names of the persons whose Warrants are covered by this Prospectus (the "Selling Security Holders"), and for each, the number of Warrants beneficially owned as of September 18, 1995.

                                                                   NUMBER OF WARRANTS
                                                                  OWNED AT COMMENCEMENT
                        SELLING SECURITY HOLDER                        OF OFFERING
        --------------------------------------------------------  ---------------------
        Bank of New York Information Services...................          39,263
        Bankers Trust Company...................................          33,221
        Bear Stearns Security Corporation.......................          57,460
        Boston Safe Deposit & Trust Company.....................          12,798
        Brown Brothers Harriman & Company.......................          30,257
        Chase Manhattan Bank....................................          18,170
        Harris Trust & Savings Bank.............................          25,600
        UNB Bank, N.A./IFTC ....................................          68,335
        Investors Bank & Trust Company/M.F.C. ..................             948
        Morgan Guaranty Trust Co. of N.Y. ......................           5,925
        Morgan Stanley & Co. Incorporated.......................         382,334
        Morgan Stanley Trust Company............................           5,925
        NBD Bank, N.A. .........................................             237
        Northern Trust Company -- Trust.........................          19,671
        State Street Bank & Trust Company -- Custodian..........          73,266
        Wachovia Bank of North Carolina.........................          16,590

                                    EXPERTS

     The financial statements and the related supplemental schedules incorporated in this Prospectus by reference to the Company's latest Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The statements made as to matters of law and legal conclusions in the documents incorporated in this Prospectus by reference and under "Description of Warrants" and "Description of Common Stock" herein have been reviewed by Wiley, Rein & Fielding.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE THE IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus
Available Information.................      2
Incorporation of Certain Documents by
  Reference...........................      2
Selected Information..................      3
Risk Factors..........................      3
The Company...........................      7
Description of Securities.............      9
  Description of the Warrants.........      9
  Description of the Common Stock.....      9
Use of Proceeds.......................     10
Plan of Distribution..................     10
Selling Security Holders..............     10
Experts...............................     11
Legal Matters.........................     11

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                CAPITAL PACIFIC
                                 HOLDINGS, INC.

                                    WARRANTS
                                      AND
                                  COMMON STOCK
                             ISSUABLE UPON EXERCISE
                              --------------------

                                   PROSPECTUS
                              --------------------
                               FEBRUARY 28, 1996

------------------------------------------------------
------------------------------------------------------